Exhibit 99.1

Recon Technology Reports Fiscal 2018 First Quarter and First Three Months Financial Results

Highlighted by Higher Revenues and Operating Margins

BEIJING, November 15, 2017 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, today reported its financial results for the first quarter and first three months of fiscal year 2018, which ended September 30, 2017.

First Quarter FY2018 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the first quarter of FY2018 increased by 56% to RMB 12.2 million ($1.8 million);

•	Gross profit for the first quarter of FY2018 was RMB 2.1 million ($0.3 million);

•	Gross profit margin increased to 17.2%, largely due to continued higher margin generated from automation business;

•	Net loss attributable to Recon for the first quarter of FY2018 was RMB 6.7 million ($1.0 million), or RMB 0.97 ($0.15) per basic and diluted share, compared to net loss attributable to Recon of RMB 5.5 million, or RMB 0.92 per basic and diluted share, for the same period of last fiscal year;

•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was RMB 2.3 million ($341,093), or RMB 0.33 ($0.05) per basic and diluted share, for the first quarter of FY2018, compared to non-GAAP net loss attributable to common shareholders of RMB 3.2 million, or RMB 0.54 per basic and diluted share, for the same period last fiscal year.

Management Commentary

Mr. Shenping Yin, Chairman and CEO of Recon stated, “Revenue of this quarter is mainly driven by equipment and integration of automation business, the basic two legs of Recon, as we stated in our open letter to shareholders (Refer to the following link for more details: http://recon.mediaroom.com/2017-06-12-Recon-Outlines-2017-Strategy-and-China-Oil-and-Gas-Market-Outlook-in-Open-Letter-to-Shareholders?pagetemplate=widgetpopup ). As most of our projects of waste water treatments are currently in progress, we expect revenue of this business line will contribute significantly to the overall revenues in the coming quarters. The rally in crude prices helped generate positive sentiment and we did see more investments in oil extraction by our clients and thus more opportunities for Recon. Based on our current estimation, we remain confident in our ability to achieve our goal of a minimum 30% increase in revenues for this fiscal year. This estimation was also mentioned by the open letter to shareholders as above.”

Mr. Yin continued, “Our Gansu subsidiary construction projects, focusing on oilfield sewage treatment and oily sludge disposal treatment project with an annual processing capacity of 60,000 tons of oily waste (“Project”), is also proceeding well (Refer to the following link for more details: http://recon.mediaroom.com/2017-11-07-Recon-Announces-Investment-to-Expand-Services-for-Oily-Sludge-Market-in-Yumen-Oilfield?pagetemplate=widgetpopup). Total investment of this project is expected to about RMB100 million. Approximately RMB5.4 million, which mainly consisted of the purchase of land use right and prepayment for equipments and construction supplies, has been devoted into the first stage of construction. We expect this project to be operational by June 2018 and annual revenue to be generated by the Project is estimated to be over RMB 50 million.”

Results of Operations

The following unaudited condensed consolidated results of operations which include the Company’s wholly owned subsidiaries, their variable interest entities (“VIEs”) and VIE’s subsidiaries. The VIEs are Nanjing Recon Technology Co. Ltd (“Nanjing Recon”), Beijing BHD Petroleum Technology Co, Ltd (“BHD”). BHD owns 100% of the equity interest of Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”) and 51% of the equity interest of Gansu BHD Environmental Technology Ltd (“Gansu BHD”).

On November 25, 2016, the Company began reporting under Rule 3b-4 of the Securities Exchange Act of 1934 as a foreign private issuer, including the filing of annual reports on Form 20-F and current reports on Form 6-K. By this current report on Form 6-K, Recon has provided selected fiscal 2018 first quarter results, with greater detail on its first quarter financial results.

The translation has been made at the rate of US$ 1.0: RMB 6.65, the approximate exchange rate prevailing on September 30, 2017.

Selected Financial Highlights in RMB (in 000s, except number of shares and per share data)
	3 months ended September 30, 2016	3 months ended September 30, 2017
Sales	7,802	12,171
Cost of Revenues	6,710	10,077
Gross Profit	1,092	2,094
Gross Profit Margin	14%	17%

Loss from Operations	(5,484)	(6,868)

Net Loss Attributable to Recon Technology, Ltd	(5,461)	(6,745)
Non U.S. GAAP Net Loss attributable to common stockholders	(3,224)	(2,270)
Basic and Weighted Average Number of Diluted Common Shares Outstanding	5,957,733	6,919,001
Basic and Diluted Loss per Share	(0.92)	(0.97)
Non U.S. GAAP adjusted loss per basic and diluted share	(0.54)	(0.33)

3 MONTHS ENDED SEPTEMBER 30, 2017 UNAUDITED FINANCIAL RESULTS

Revenue

	For the Three Months Ended
	September 30,
				Percentage
	2016	2017	Increase	Change
Hardware and software	¥7,802,103	¥12,170,614	¥4,368,511	56.0%
Total revenues	¥7,802,103	¥12,170,614	¥4,368,511	56.0%

Total revenues for the three months ended September 30, 2017 were approximately ¥12.2 million ($1.8 million), representing an increase of approximately ¥4.4 million or 56.0% from ¥7.8 million for the three months ended September 30, 2016. The overall increase in revenue was accomplished through Recon’s expansion of new clients and development of new business. See below for more details:

	For the Three Months Ended
	September 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Automation product and software	¥2,076,736	¥5,513,331	¥3,436,595	165.5%
Equipment and accessories	3,803,918	6,462,925	2,659,007	69.9%
Waste water treatment products	1,921,449	194,358	(1,727,091)	(89.9)%
Total revenue - Hardware and software	¥7,802,103	¥12,170,614	¥4,368,511	56.0%

(1)	As shown above, the overall increase in revenue was primarily from increased sales of automation products and software as well as equipment, primarily more furnaces provided to Changqing Oilfield, a major subsidiary of Petro China and the largest producing oilfield of China.

(2)	Revenue from waste water treatment products decreased by ¥1.7 million or 89.9% as most of Recon’s wastewater treatment projects were not finished thus few revenue was recorded in the quarter.

Cost and Margin

	For the Three Months Ended
	September 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Total revenues	¥7,802,103	¥12,170,614	¥4,368,511	56.0%
Cost of revenues	6,709,778	10,077,045	3,367,267	50.2%
Gross profit	¥1,092,325	¥2,093,569	¥1,001,244	91.7%
Margin %	14.0%	17.2%	3.2%	-

Cost of Revenues. Recon’s cost of revenues increased from approximately ¥6.7 million for the three months ended September 30, 2016 to approximately ¥10.1 million ($1.5 million) for the same period in 2017, representing an increase of approximately ¥3.4 million ($0.5 million), or 50.2%. This increase was mainly due to increased costs deriving from additional revenue generated from automation products and equipment than the same period of last year.

Gross Profit. Recon’s gross profit increased to approximately ¥2.1 million ($0.3 million) for the three months ended September 30, 2017 from approximately ¥1.1 million for the same period in 2016. Recon’s gross profit as a percentage of revenue increased to 17.2% for the three months ended September 30, 2017 from 14.0% for the same period in 2016. This was mainly due to higher margin automation projects and equipment business during this period, which led to the increase in revenues more than the increase in Recon’s cost of revenues.

Operating Expenses

	For the Three Months Ended
	September 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Selling and distribution expenses	¥1,050,141	¥1,086,200	¥36,059	3.4%
% of revenue	13.5%	8.9%	(4.6)%	-
General and administrative expenses	4,899,328	7,022,780	2,123,452	43.3%
% of revenue	62.8%	57.7%	(5.1)%	-
Provision for doubtful accounts	8,026	297,571	289,545	3,607.6%
% of revenue	0.1%	2.4%	2.3%	-
Research and development expenses	618,674	554,782	(63,892)	(10.3)%
% of revenue	7.9%	4.6%	(3.3)%	-
Operating expenses	¥6,576,169	¥8,961,333	¥2,385,164	36.3%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of Recon’s sales and marketing organization, sales commissions, costs of Recon’s marketing programs including traveling charges, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by approximately ¥36,100 (approximately $5,400) for the three months ended September 30, 2017 compared to the same period in 2016. This increase was primarily due to an increase in meal and entertainment expenses, partly offset by a decreased traveling expense. Selling expenses were 8.9% of total revenues for the three months ended September 30, 2017 and 13.5% of total revenues in the same period of 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 43.3% or ¥2.1 million (approximately $0.3 million), from approximately ¥4.9 million in the three months ended September 30, 2016 to approximately ¥7.0 million (approximately $1.1 million) in the same period of 2017. The increase in general and administrative expenses was mainly due to an increase in and performance-based compensation issued to management with an amount of ¥1.2 million (approximately $0.2 million) and investor relationship (“IR”) expenses. General and administrative expenses accounted 57.7% of total revenues in the three months ended September 30, 2017 and 62.8% of total revenues in the same period of 2016.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of uncollectibility from accounts receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥8,000 for three months ended September 30, 2016 and ¥0.3 million (approximately $44,715) for the same period in 2017. Management will make efforts to collect long outstanding receivables.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for Recon’s research and development projects. Research and development expenses decreased slightly from ¥619,000 for the three months ended September 30, 2016 to ¥555,000 (approximately $0.1 million) for the same period of 2017.

Net Loss

	For the Three Months Ended
	September 30,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Loss from operations	¥(5,483,844)	¥(6,867,764)	¥(1,383,920)	(25.2)%
Other income, net	3,117	74,086	70,969	2,276.8%

Loss before income taxes	(5,480,727)	(6,793,678)	(1,312,951)	24.0%
Income tax expenses (benefits)	(20,143)	9,282	29,425	(146.1)%

Net loss	(5,460,584)	(6,802,960)	(1,342,376)	24.6%

Less: Net loss attributable to non-controlling interest	-	(58,109)	(58,109)	100.0%
Net loss attributable to Recon Technology, Ltd	¥(5,460,584)	¥(6,744,851)	¥(1,284,267)	23.5%

Loss from operations. Loss from operations was ¥6.9 million (approximately $1.0 million) for the three months ended September 30, 2017, compared to a loss of ¥5.5 million for the same period of 2016. This ¥1.4 million (approximately $0.2 million) increase in loss from operations was primary due to higher meal & entertainment expenses, IR expenses and performance-based compensation issued to management.

Basic and diluted loss per share. Basic and diluted loss per share attributable to common stockholders was RMB 0.97, as compared to RMB 0.92, for the three months ended September 30, 2016.

Non U.S. GAAP Net Loss

Non U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses (non-GAAP) such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB 2,269,939 (approximately $341,093), or RMB 0.33 (approximately $0.05) per diluted share, for the three months ended September 30, 2017, compared to non U.S. GAAP net loss attributable to common shareholders of RMB 3,223,753, or RMB 0.54 per diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Highlights in RMB

Conversion US$ 1.0: RMB 6.65 at September 30, 2017

			Percentage
	9/30/2017	6/30/2017	Change
Cash	6,111,223	3,809,279	60.43%
Total Current Assets	73,611,756	68,387,075	7.64%
Total Assets	77,472,679	71,155,045	8.88%
Working Capital	36,613,981	38,941,318	(5.98)%
Total Current Liabilities	36,997,775	29,445,757	25.65%
Total Stockholders’ Equity	30,568,170	33,244,445	(8.05)%
Total Liabilities and Stockholders' Equity	77,472,679	71,155,045	8.88%

Cash from Operating Activities. Net cash used in operating activities was ¥1.7 million (approximately $0.3 million) for the three months ended September 30, 2017. This was an increase of ¥1.4 million (approximately $0.2 million) compared to net cash used in operating activities of ¥0.3 million for the three months ended September 30, 2016. The increase in net cash used in operating activities for the three months ended September 30, 2017 was primarily for purchases for inventories of ¥2.3 million (approximately $0.3 million) and purchase advances of ¥3.9 million (approximately $0.6 million), offset by amounts received from collection of both notes and trade receivables.

Cash from Investing Activities. Net cash used in investing activities was ¥1.3 million (approximately $0.2 million) for the three months ended September 30, 2017, representing an increase in cash used in investing activities of ¥1.3 million (approximately $0.2 million) compared to the same period in 2016. This increase was due to an increase in the Company’s prepayment for a land use right of 50 years.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥5.3 million (approximately $0.8 million) for the three months ended September 30, 2017, as compared to net cash used in financing activities of ¥1.0 million for the same period in 2016. During the three months ended September 30, 2017, we repaid ¥11.82 million (approximately $1.8 million) in short-term borrowings to related parties, and we received ¥11.0 million (approximately $1.7 million) from related parties and received ¥4.6 million (approximately $0.7 million) in short-term borrowings from third-parties, and we received ¥1.5 million (approximately $0.2 million) capital contribution by a non-controlling shareholder.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Use of Non -GAAP Financial Measures

To supplement Recon’s unaudited condensed consolidated financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), Recon uses the following non-GAAP financial measures: certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense, basic and diluted earnings (losses) per common share excludes non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Recon believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding non-cash items, which may not be indicative of its operating performance.

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

Currency Conversion

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB 6.65 to US$ 1.00, the noon buying rate as of September 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. Prior period numbers have been recast into the new reporting currency.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact

Liu Jia

Recon Technology, Ltd.

+86 (10) 84945799

info@recon.cn

RECON TECHNOLOGY, LTD

CONDENSED BALANCE SHEETS

(UNAUDITED)

	As of June 30,	As of september 30	As of september 30
	2017	2017	2017
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥3,809,279	¥6,111,223	$918,304
Notes receivable	6,112,960	3,475,000	522,172
Trade accounts receivable, net	39,425,911	37,955,890	5,703,450
Inventories, net	2,627,974	4,725,395	710,063
Other receivables, net	4,106,510	5,167,281	776,463
Purchase advances, net	11,476,000	15,585,728	2,341,993
Prepaid expenses	828,441	591,239	88,842
Total current assets	68,387,075	73,611,756	11,061,287

Property and equipment, net	2,767,970	2,538,623	381,467
Acquired intangible assets - land use right, net	-	1,322,300	198,696
Total Assets	¥71,155,045	¥77,472,679	$11,641,450

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	¥-	¥45,000	$6,762
Trade accounts payable	8,352,870	10,932,894	1,642,834
Other payables	3,351,900	3,810,056	572,519
Other payable- related parties	3,314,019	3,500,978	526,075
Deferred revenue	1,259,725	1,279,744	192,301
Accrued payroll and employees' welfare	2,014,514	2,286,703	343,612
Taxes payable	684,721	904,082	135,852
Short-term borrowings	300,000	4,900,000	736,299
Short-term borrowings - related parties	10,168,008	9,338,318	1,403,224
Total Current Liabilities	29,445,757	36,997,775	5,559,478

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 9,902,914 shares issued and outstanding as of September 30, 2017 and June 30, 2017)	1,261,288	1,261,288	189,528
Additional paid-in capital	123,436,043	127,449,079	19,151,165
Statutory reserve	4,148,929	4,148,929	623,440
Accumulated deficit	(95,352,659)	(102,097,510)	(15,341,705)
Accumulated other comprehensive loss	(249,156)	(193,616)	(29,094)
Total stockholders’ equity	33,244,445	30,568,170	4,593,334
Non-controlling interests	8,464,843	9,906,734	1,488,638
Total equity	41,709,288	40,474,904	6,081,972
Total Liabilities and Equity	¥71,155,045	¥77,472,679	$11,641,450

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the three months ended
	September 30,
	2016	2017	2017
	RMB	RMB	USD

Revenues
Hardware and software	7,802,103	¥12,170,614	$1,828,820
Total revenues	7,802,103	12,170,614	1,828,820

Cost of revenues
Hardware and software	6,709,778	10,077,045	1,514,230
Total cost of revenues	6,709,778	10,077,045	1,514,230
Gross profit	1,092,325	2,093,569	314,590

Selling and distribution expenses	1,050,141	1,086,200	163,218
General and administrative expenses	4,899,328	7,022,780	1,055,280
Provision for doubtful accounts	8,026	297,571	44,715
Research and development expenses	618,674	554,782	83,364
Operating expenses	6,576,169	8,961,333	1,346,577

Loss from operations	(5,483,844)	(6,867,764)	(1,031,987)

Other income (expenses)
Subsidy income	7,807	212,005	31,857
Interest income	27,894	2,004	301
Interest expense	(132,490)	(129,208)	(19,415)
Income (loss) from foreign currency exchange	388	(1,158)	(174)
Other income (expense)	99,518	(9,557)	(1,436)
Other income, net	3,117	74,086	11,133
Loss before income tax	(5,480,727)	(6,793,678)	(1,020,854)
Income tax expenses (benefits)	(20,143)	9,282	1,395
Net loss	(5,460,584)	(6,802,960)	(1,022,249)

Less: Net loss attributable to non-controlling interests	-	(58,109)	(8,732)
Net loss attributable to Recon Technology, Ltd	(5,460,584)	¥(6,744,851)	$(1,013,517)

Comprehensive loss
Net loss	(5,460,584)	(6,802,960)	(1,022,249)
Foreign currency translation adjustment	(7,602)	55,540	8,346
Comprehensive loss	(5,468,186)	(6,747,420)	(1,013,903)
Less: Comprehensive loss attributable to non-controlling interests	-	(58,109)	(8,732)
Comprehensive loss attributable to Recon Technology, Ltd	(5,468,186)	¥(6,689,311)	$(1,005,171)

Loss per common share - basic and diluted	(0.92)	¥(0.97)	$(0.15)
Weighted - average shares -basic and diluted	5,957,733	6,919,001	6,919,001

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the three months ended September 30,
	2016	2017	2017
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(5,460,584)	¥(6,802,960)	$(1,022,249)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	205,580	233,535	35,092
Gain from disposal of equipment	(35,919)	-	-
Provision for doubtful accounts	8,026	297,571	44,715
Provision for slow moving inventories	262,135	164,305	24,689
Share based compensation	1,966,670	1,569,172	235,792
Restricted shares issued for management	-	1,398,492	210,145
Restricted shares issued for services	-	1,045,372	157,083
Changes in operating assets and liabilities:
Notes receivable	1,554,407	2,637,960	396,394
Trade accounts receivable, net	1,035,863	905,556	136,074
Inventories, net	(288,299)	(2,261,726)	(339,859)
Other receivable, net	1,866,616	(962,778)	(144,672)
Purchase advance, net	(2,873,141)	(3,940,827)	(592,169)
Prepaid expense	55,050	237,202	35,643
Trade accounts payable	1,727,232	2,580,024	387,688
Other payables	(241,788)	458,156	68,845
Other payables-related parties	32,454	186,959	28,093
Deferred revenue	(175,494)	20,019	3,008
Accrued payroll and employees' welfare	118,046	272,189	40,901
Taxes payable	(80,273)	219,361	32,962
Net cash used in operating activities	(323,419)	(1,742,418)	(261,825)

Cash flows from investing activities:
Purchases of property and equipment	(29,621)	(4,188)	(629)
Proceeds from disposal of equipment	51,900	-	-
Purchase of land use right	-	(1,322,300)	(198,696)
Net cash provided by (used in) investing activities	22,279	(1,326,488)	(199,325)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	45,000	6,762
Proceeds from short-term borrowings	-	4,600,000	691,220
Repayment of short-term borrowings	(530,000)	-	-
Proceeds from short-term borrowings-related parties	4,838,318	10,988,318	1,651,162
Repayment of short-term borrowings-related parties	(5,276,448)	(11,818,008)	(1,775,836)
Capital contribution by a noncontrolling shareholder	-	1,500,000	225,398
Net cash (used in) provided by financing activities	(968,130)	5,315,310	798,706

Effect of exchange rate fluctuation on cash	6,280	55,540	8,346

Net increase (decrease) in cash	(1,262,990)	2,301,944	345,902
Cash at beginning of period	1,817,620	3,809,279	572,402
Cash at end of period	¥554,630	¥6,111,223	$918,304

Supplemental cash flow information
Cash paid during the period for interest	¥167,403	¥153,498	$23,065
Cash paid during the period for taxes	¥-	¥9,282	$1,395

Reconciliation of Non-GAAP Financial Measures

	For the three months ended
	September 30,
	2016	2017	2017
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(5,460,584)	¥(6,744,851)	$(1,013,517)
Special items:
Restricted shares issued for services	-	1,045,372	157,083
Provision for doubtful accounts	8,026	297,571	44,715
Provision for slow moving inventories	262,135	164,305	24,689
Stock compensation expense	1,966,670	1,569,172	235,792
Restricted shares issued for management	-	1,398,492	210,145
Adjusted net loss attributable to common stockholders	¥(3,223,753)	¥(2,269,939)	$(341,093)

Reconciliation of U.S. GAAP Loss Per Share
to Non U.S. GAAP Adjusted Loss Per Share
U.S. GAAP loss per share
Basic and diluted	¥(0.92)	¥(0.97)	$(0.15)
Impact of special items on earnings per share
Basic and diluted	0.38	0.64	0.10
Non U.S. GAAP adjusted loss per share
Basic and diluted	¥(0.54)	¥(0.33)	$(0.05)
Weighted - average shares – basic and diluted	5,957,733	6,919,001	6,919,001